TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

January 23, 2001
_____

Date of Report (Date of earliest event reported)

NATIONAL CITY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-10074	34-1111088
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1900 East Ninth Street, Cleveland, Ohio		44114
(Address of principal executive offices)		(Zip Code)
(216) 575-2000		
(Registrant's telephone number, including area code)		

Item 5. Other Events

On January 23, 2001, the Registrant issued a news release announcing its financial results for the fourth quarter and full year ended December 31, 2000. This news release, dated January 23, 2001, is attached as Exhibit 99.1 to this report and incorporated herein by reference.

Item 7. Financial Statements and Exhibits

(c) Exhibits

99.1 The Registrant's January 23, 2001 news release announcing its financial results for the fourth quarter and full year ended December 31, 2000.

99.2 Quarterly Financial Supplement

99.3 Annual Financial Supplement

99.4 The slide presentation reviewed by the Registrant in the conference call conducted on January 23, 2001 to provide a financial performance overview and outlook for 2001.

Item 9. Regulation FD Disclosure

On January 23, 2001, the Registrant distributed to analysts and included on its Web site at www.national-city.com the Quarterly Financial Supplement and the Annual Financial Supplement. The Quarterly Financial Supplement and the Annual Financial Supplement are attached to this report as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference.

Also on January 23, 2001, the Registrant hosted a conference call to provide a financial performance overview and outlook for 2001. The slide presentation used by the Registrant in the conference call is attached as Exhibit 99.4 to this report and is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 23, 2001   By /s/ David L. Zoeller

David L. Zoeller
Executive Vice President and General
Counsel